
02037742

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
2002
WASH. D.C.
165
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

For May 24, 2002

Pan American Silver Corp.
1500 - 625 Howe Street
Vancouver, B.C.
V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__ Form 40-F_X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Documents Included as Part of this Report

No.	Document
1.	Material Change Report under Section 85(1) of the *Securities Act* (British Columbia) dated May 24, 2002.
2.	Press release dated May 21, 2002.

Document 1

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (British Columbia) And similar provisions of other applicable legislation

ITEM 1. REPORTING ISSUER

Pan American Silver Corp. (the "**Company**")
1500 – 625 Howe Street
Vancouver, BC V6E 2T6

ITEM 2. DATE OF MATERIAL CHANGE

May 20, 2002

ITEM 3. PRESS RELEASE

A press release was issued by the Company on May 21, 2002 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company and Corner Bay Silver Inc. ("**Corner Bay**") announced that they have entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Corner Bay pursuant to a plan of arrangement. Under the terms of the arrangement, one common share of the Company will be exchanged for 1.85 common shares of Corner Bay. In addition one share of a newly formed exploration company, of which the Company will own 9.99 percent, will be issued for every four common shares of Corner Bay held by existing shareholders. Corner Bay's Chairman and President, Peter Mordaunt will join the Company's Board of Directors.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company and Corner Bay announced that they have entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Corner Bay pursuant to a plan of arrangement.

Under the terms of the plan of arrangement, one common share of the Company will be exchanged for 1.85 common shares of Corner Bay. In addition one common share of a newly formed exploration company ("**ExploreCo**") will be issued for every four common shares of Corner Bay held by existing shareholders. The Company would own 9.99 percent of ExploreCo and would have the option to acquire, under certain conditions, any future silver discoveries made by ExploreCo. ExploreCo will be capitalized with approximately Cdn$5.0 million of Corner Bay's existing working capital. In addition, under the terms of the arrangement, Mr. Mordaunt will join the Board of Directors of the Company.

The Board of Directors of each company has unanimously approved the transaction, which is subject to negotiating and executing a definitive agreement, due diligence, receipt of fairness opinions, and regulatory and shareholder approvals. Certain significant shareholders of Corner Bay, holding approximately 16.4 percent of Corner Bay's common shares, have agreed to enter into support agreements with the Company under which they would vote their shares in favor of the transaction. If Corner Bay terminates the transaction and enters into another acquisition transaction, the Company would receive a break fee of Cdn$5.3 million.

Approximately one million of the approximately two million outstanding options to purchase common shares of Corner Bay (the "**Corner Bay Options**") may be exchanged, subject to regulatory approval, for replacement options (the "**Replacement Options**") to purchase common shares of the Company on the basis of one Replacement Option for every 1.85 Corner Bay Options. Each such Replacement Option will have an exercise price equal to 1.85 times the exercise price of the Corner Bay Option in respect of which such Replacement Option was exchanged.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. SENIOR OFFICERS

For Further information, please contact:

Name: Gordon Jang
Office: Controller and Corporate Secretary
Telephone: (604) 684-1175

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 24 day of May, 2002.



Signature of a senior officer of the reporting issuer

Gordon Jang, Controller and Corporate Secretary

Document 2

Tue May 21, 2002

PAN AMERICAN SILVER AND CORNER BAY SILVER TO MERGE

Pan American will host a conference call on Tuesday, May 21st at 11:00 a.m. Pacific time (2:00 p.m. Eastern time) to discuss the planned merger with Corner Bay Silver. To participate in the call, dial 1-416-695-5801 five minutes before the start time. To listen to a playback of the call after it has ended, dial 1-416-695-5800 and enter the pass code 1172916. This option will be available for 2 weeks after the call. The conference call will also be broadcast live and archived for later playback on the Internet at http://www.q1234.com.

Vancouver, British Columbia and Toronto, Ontario...Pan American Silver Corp. (Nasdaq -- PAAS; Toronto -- PAA) and Corner Bay Silver Inc. (Toronto -- BAY) are pleased to announce that they have entered into an agreement whereby Pan American will acquire all of the issued and outstanding shares of Corner Bay pursuant to a plan of arrangement. The transaction will combine Pan American's strong silver production and operational experience with Corner Bay's proven exploration success that has resulted in the discovery of the Alamo Dorado silver-gold deposit, its principal asset.

Under the arrangement, each common share of Corner Bay will be exchanged for 0.54 common shares of Pan American plus 0.25 shares of a newly formed exploration company ("ExploreCo"). Peter Mordaunt, Corner Bay's Chairman and President, would join the Board of Pan American. Pan American would own 9.99 percent of ExploreCo and would have the option to acquire, under certain conditions, any future silver discoveries made by it. ExploreCo would be capitalized with approximately US$3 million (C$5.0 million) of Corner Bay's existing cash and would give Pan American's and Corner Bay's shareholders continuing participation in future exploration under the leadership of Mr. Mordaunt.

The Board of Directors of each company has unanimously approved the transaction, which is subject to due diligence, receipt of fairness opinions, and regulatory and shareholder approvals. Certain significant shareholders of Corner Bay, holding approximately 16.4 percent of Corner Bay's shares, have agreed to enter into support agreements with Pan American under which they would vote their shares in favor of the transaction. If Corner Bay terminates the transaction and enters into another acquisition transaction, Pan American would receive a break fee of approximately US$3.4 million (C$5.3 million).

Corner Bay currently has 20.7 million shares outstanding on a fully diluted basis, including approximately 2 million share purchase options (approximately 1 million of which may be exchanged for options in Pan American). Pan American currently has 41.5 million shares outstanding (45 million fully diluted) and would issue approximately 11 million shares to complete the transaction. The merger ratio represents a 53 percent premium over Corner Bay's May 17th closing share price.

The Alamo Dorado deposit is a grassroots exploration discovery made by Corner Bay in 1997. Corner Bay holds a right to earn a 100 percent interest, with no royalties, in the project located in Sonora State, Mexico. Corner Bay previously disclosed reserves (calculated at per ounce prices of $5.28 silver and $300 gold) of 50 million tonnes of ore grading 63.8 grams of silver per tonne and 0.23 grams of gold per tonne for the Alamo Dorado deposit (qualified person -- MINTEC, Inc., Sept. 2000 Pre-feasibility Study) containing approximately 103 million ounces of silver and 371,000 ounces of gold. Corner Bay is currently awaiting completion of a feasibility study on the Alamo Dorado deposit by AMEC Simons Mining and Metals, a well-known independent engineering consulting firm. The ongoing feasibility study will be subject to review by Pan American prior to completion. The Alamo Dorado project is located in the western foothills of the Sierra Madres and occupies a ridge top, making it ideal for low strip ratio, open pit mining. Additional mineral resources in the deposit and ample exploration targets on the 5,370-hectare (13,400 acre) project could significantly expand the project's resource base.

Peter Mordaunt, Corner Bay's Chairman and President stated, "Rarely does the combination of two companies have such a natural synergy to instantly create additional shareholder value. There is no question the merger will create a leading primary silver producer and silver investment. Our shareholders along with Pan American's shareholders should be as optimistic about the future of the "new" Pan American as management and the Boards of both of these companies are."

Pan American Silver now operates three wholly owned mines in Latin America with expected production of 8.5 million ounces of silver this year, growing to an annual rate of over 11 million ounces in 2003 with the planned expansion of the La Colorada mine, also located in Mexico.

Pan American's Chairman and CEO, Ross Beaty said, "I congratulate Peter on the excellent job Corner Bay has done in discovering Alamo Dorado and enhancing its value. This deposit fits Pan American like a glove and creates exceptional value for Pan American's shareholders. This transaction increases our Latin American reserves by almost 70 percent and is expected to increase our near-term silver production by more than 50 percent. In addition, over 75 percent of Alamo Dorado's value comes from silver, so it will also accentuate our existing silver purity. This acquisition will boost our silver reserves and resources to over 739 million ounces, and with Alamo Dorado in our development pipeline, Pan American's near-term annual silver production should reach 20 million ounces."

- End -

Ross Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175
Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240

CAUTIONARY NOTE
Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American/Corner Bay's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver

and other metals, technological and operational hazards in Pan American/Corner Bay's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F and Corner Bay's Form 20-F.

For more information, send questions and comments to info@panamericansilver.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Date: May 24, 2002

By: 
Gordon Jang,
Controller, and Corporate Secretary

Document: :oc